1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

February 21, 2020

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 502

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 502 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares J.P. Morgan EM Corporate Bond ETF and iShares J.P. Morgan EM High Yield Bond ETF, each a series of the Company (the “Fund”).

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 3, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter and each comment applies to both Funds unless the comment indicates otherwise.

Comment 1:	Please disclose the number of bonds in the underlying index or an expected range of bonds in the index.

Response:	The Fund respectfully notes that the number of component securities is listed in the Fund’s Statement of Additional Information in the section entitled “Construction and Maintenance of the Underlying Indexes.”

Comment 2:	Please add disclosure that the Fund may invest in “junk bonds” in the Principal Investment Strategy Section for iShares J.P. Morgan EM Corporate Bond ETF (as the Fund may invest in securities without restriction on rating).

Securities and Exchange Commission

February 21, 2020

Response:	The Fund has added disclosure to that effect.

Comment 3:	Consistent with ADI 2019-08, please order the summary of principal risks based on those risks that that are reasonably likely to adversely affect the Fund’s net asset value, yield, and total return.

Response:	The Company is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Nadia Persaud

Anne Choe

Michael Gung

George Rafal

Jamie Hahn